April 10, 2026

Matthew D. Gili
President and Chief Executive Officer
Ur-Energy Inc.
1478 Willer Drive
Casper, Wyoming 82604

       Re: Ur-Energy Inc.
           Registration Statement on Form S-3
           Filed April 6, 2026
           File No. 333-294902
Dear Matthew D. Gili:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:    Brian Boonstra, Esq., of Davis Graham & Stubbs LLP